PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2016 SECOND QUARTER FINANCIAL RESULTS FRIDAY, AUGUST 5, 2016 AT 11:00 AM (ET)

Brookfield, News, June 30, 2016 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2016 second quarter financial results will be released prior to the market open on Friday, August 5, 2016. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Friday, August 5 at 11:00 AM (ET). Scheduled speakers are Chief Executive Officer Brian Kingston and Chief Financial Officer Bryan Davis.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldpropertypartners.com, before the market open on August 5, 2016.

To participate in the conference call, please dial toll free 888-401-4675 or toll 719-457-2651, passcode: 4759434, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through September 5, 2016 by dialing toll free 888-203-1112 or toll 719-457-0820, passcode: 4759434. A replay of the webcast will be available at www.brookfieldpropertypartners.com for 90 days.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 150 premier office properties and over 120 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality and self-storage assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $240 billion in assets under management.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please visit https://itunes.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1&mt=8 to download on your iPhone or iPad or https://play.google.com/store/apps/details?id=com.theirapp.brookfield for your Android mobile device.

Brookfield Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com